CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED

VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO

THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION

HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

November 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson

Marc Thomas

Re:	Discover Financial Services

Form 10-K for the Year Ended December 31, 2023

Response Dated October 24, 2024

File No. 001-33378

Dear Messrs. Henderson and Thomas:

Discover Financial Services (“Discover,” “DFS”, “the Company,” “we,” “our”), is pleased to provide this response as a follow up to our November 12, 2024 and November 22, 2024 conference calls with the Staff (the “Staff”) of the Division of Corporation Finance and the Office of the Chief Accountant of the U.S. Securities and Exchange Commission.

In our conference call with the Staff on November 12, 2024, the Staff indicated that it had concerns with our methodology for estimating the revenue error associated with the card product misclassification matter (the “Misclassification”) and our conclusions about the materiality of remaining uncorrected misstatements as of June 30, 2023 and later periods, as outlined in our letter to the Staff dated October 24, 2024. Further, the Staff indicated that it would not object if management were to conclude that it would be reasonable to estimate the revenue error based on the amount of restitution that the Company has agreed to pay to merchants and acquirers (the “Alternative Approach”). The Staff further clarified that for purposes of measuring the revenue error under the Alternative Approach, interest and reimbursements for plaintiffs’ legal costs could be excluded.

On November 25, 2024, the Audit Committee, acting on the recommendation of management, and after discussion with Deloitte & Touche LLP (“Deloitte”), the Company’s independent registered public accounting firm, concluded that the Company will file a comprehensive amended 2023 Form 10-K to restate certain annual and interim periods of the Company’s historical financial statements and that subsequent interim period financial statements should also be restated to reflect the Alternative Approach.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Accordingly, we have also reevaluated management’s assessment of the effectiveness of the Company’s internal controls over financial reporting (“ICFR”) as of December 31, 2023. The results of the reevaluation of the Company’s ICFR are provided below.

In considering the severity of deficiencies associated with the Misclassification, the following are management’s considerations of potential indicators of a material weakness in ICFR:

a.	Identification of fraud, whether or not material, on the part of senior management: As noted in our responses to comment 3 provided by the Staff in our letter dated September 3, 2024 [***].

b.

Restatement of previously issued financial statements to reflect the correction of a material misstatement: As stated above, the Company will be restating certain of its previously issued historical financial statements. Therefore, this is an indicator of a material weakness.

c.

Identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting: The underlying Misclassification was identified by the Company and communicated to Deloitte, and management initially estimated the measurement of the error based on an expected settlement approach. The Staff objected to the Company’s methodology of measuring the revenue error associated with the Misclassification as it relates to the application of ASC Topic 605, Revenue Recognition, as well as ASC Topic 606, Revenue From Contracts With Customers. Management concluded that the difference in application of GAAP was not detected by our ICFR. Therefore, this is an indicator of a material weakness.

d.

Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee: As noted in our response to the Staff’s comment 3 provided in our letter dated September 3, 2024, there is no evidence of ineffective oversight by the Audit Committee. The Company initially took the view that the Misclassification was a matter of judgment and within the Company’s permitted ability to define and apply pricing under the Program Documents,[1] [***].

Considering the above, management has now concluded that the following material weaknesses existed in our ICFR as of December 31 2023. As a result, the Audit Committee has concluded that management’s report on the effectiveness of internal control over financial reporting as of December 31, 2023, should no longer be relied upon. The Company’s amended filings will include the required disclosures, including actions taken to address each material weakness, as applicable:

[1]

As used in this letter, the term Program Documents refers collectively to materials published and distributed by Discover Network including Merchant Operating Regulations, Acquirer Operating Regulations, Credit Operating Regulations, fee guides and manuals, technical specifications, and other documents that govern the relationships between Discover Network, on the one hand, and merchants, merchant acquirers, and issuers (including Discover Bank) on the other.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

1.

Control gap to review that cards[2] issued by Discover Bank were appropriately tiered in compliance with the Program Documents: As we stated in our letter dated September 3, 2024, when the Company completed an immaterial restatement of prior periods within the Form 10-Q for the period ending June 30, 2023, management had deemed this issue to be a significant deficiency. The root cause of the issue was that there was a control gap in the process that resulted in the inappropriate tiering of Discover Bank issued cards. Given the magnitude of the associated revenue error has now been determined to be material, this deficiency now represents a material weakness.

2.

Control Environment component of the COSO Integrated Framework: [***]. Given the connection of the matter to the restatements, this has now been determined to represent a material weakness within Principle 1 (the organization demonstrates a commitment to integrity and ethical values) in the control environment component of the Company’s entity level controls.

3.

Accounting recognition of the revenue error: The methodology employed by the Company to measure the revenue error was determined to not be in accordance with ASC Topics 605 Revenue Recognition and 606 Revenue from Contracts with Customers. Given the magnitude of the difference between the original estimate and the amount being restated, management has now determined this represents a material weakness in ICFR.

* * * * * *

We appreciate the Staff’s consideration of these matters, and we would be pleased to provide additional clarification of the foregoing responses as necessary. If you wish to discuss any of this information further, please do not hesitate to contact me at (224) 405-3601.

Very truly yours,

/s/ John T. Greene

John T. Greene
Executive Vice President
Chief Financial Officer

cc:	Ms. Hope D. Mehlman, CLO and GC, Discover Financial Services

Mr. Kelly Welsh, Interim CLO and GC, Discover Financial Services

Mr. Jason Hanson, EVP, President-Payment Services, Discover Financial Services

Mr. David Berrey, Deloitte & Touche LLP

Mr. Jared M. Fishman, Sullivan & Cromwell LLP

[2]	Throughout this letter, references to “cards” refers to credit cards accepted on the Discover Network, unless indicated otherwise.

3